SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 16 September 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

September 16, 2009

BP CONTINUES TO FOCUS WIND BUSINESS

ON USA, DIVESTS INDIAN WIND ASSETS

As BP continues to focus its wind business on its major development portfolio in the US, it today announced the sale of its wind power interests in India.

Green Infra Limited has purchased BP's subsidiary, BP Energy India Private Limited (BPEIPL), which owns and operates three wind farms in India with a total generating capacity of approximately 100 megawatts (MW), for a total cash-free, debt-free enterprise value of 4.622 billion Rupees (approximately $95 million), comprising a cash consideration received by BP of 1.779 billion Rupees (approx. $37 million) and net debt assumed by the purchaser of 2.843 billion rupees (approx. $58 million). The transaction has completed today. Green Infra Limited is an independent power producer owned by funds managed by India's leading infrastructure-focussed private equity company, IDFC Private Equity.

BP already has major business activities in India, with a total of over 1,500 staff in the country, and the group continues to actively explore new opportunities and long-term material growth options for all its Indian businesses. Castrol India is the market-leading supplier of automotive and industrial lubricants in the country; BP is evaluating a coalbed methane project in West Bengal and was awarded operatorship of a deepwater exploration block in the Krishna-Godavari basin off the east coast of India in late 2008; and the Tata BP Solar joint venture is a leading manufacturer and supplier of photovoltaic power systems. Today's sale has no impact on these businesses.

Following a strategic review in 2008, BP decided to concentrate its global wind development activities on the portfolio of onshore wind development projects and opportunities that it had built up across the US. Over the past three years, BP has built a wind business in the US with interests in over 1,000MW of installed gross generating capacity and more than 1,000MW gross capacity at an advanced stage of development. In total, BP's US wind energy portfolio contains almost 100 projects, with a total potential generating capacity of up to 20,000MW.

BPEIPL's assets comprise three wind farms in India: a 40MW capacity farm at Dhule, Maharashtra, which began operations in the third quarter of 2007; a 36.3MW farm at Bharmasagara and a 23.1MW farm at Telagi, both in Karnataka, commissioned in the fourth quarter of 2008 and the first quarter of 2009, respectively.

Notes to editors:

•

BP currently has interests in six operating wind farms in the US: the 400MW Fowler Ridge I project in Indiana; the 300.5MW Cedar Creek project in Colorado; the 100MW Flat Ridge I project in Kansas; the 20MW Edom Hills project in California; and the 150MW Sherbino I project and the 60MW Silver Star I project, both in Texas.

•

The net debt of 2.843 billion Rupees (approx. $58 million) referred to above comprises actual debt of approximately 3.450 billion Rupees (approx. $71 million) offset by cash and working capital of approximately 0.607 billion Rupees (approx. $13 million).

Further information:

David Nicholas, BP press office, London: +44 (0)20 7496 4708

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  16 September 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary